Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes a message from the CEO of Harris Financial Corp., may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Ellen’s January Message
It’s been just over a month since the acquisition of M&I was announced. Integration planning efforts are already well underway. The integration leaders have been named, work streams have been identified and progress is being made in each of the critical areas of focus. In addition, introductory meetings have taken place at some M&I locations to enable employees to get a better feel of BMO overall and the opportunities that coming together will deliver, especially for our employees, customers and communities.
As milestones are reached in our integration efforts, we will update you on the progress we are making and the steps being taken to facilitate a very successful integration. In the meantime, if you receive any questions from customers, please answer them using the Q&A document (link).
While our integration planning is taking place, we need to place equal importance on disciplined execution of our priorities and goals. Growth through customer acquisition remains our key focus across all lines of business, as well as expanding our existing relationships and fully delivering the bank’s capabilities to our customers. One way of making significant progress on goals is through an ongoing focus on customer referrals.
Recently, we hosted an event to recognize our top wealth referrers who have demonstrated excellence in generating new business. I’d like to share some of their success stories with you:
•	Patricia Roethle, a senior personal banker, has a focus on consistently maintaining an ongoing dialogue with her customers. Her approach paid off with a customer who originally came to the bank to open a personal checking account. Because Patricia maintained that active dialogue, when the customer sold his business, her follow-up led to a $5 million investment through our private bank.
•	For Mary Ahrens, a commercial relationship banker, building trust is at the center of how she works with her customers. Mary spends significant time with each of her customers and prospects — getting to know their business needs and their families. Last year, while working with a commercial client, she made an introduction to our Harris myCFO team that resulted in a $32 million investment with our private bank.
•	Ed Hartigan, a residential mortgage specialist, believes that careful and active listening should be at the core of every customer interaction. Ed recently began working with an insurance company that was seeking $6 million in mortgages. He made introductions that eventually will result in $30 million in loans, $26 million in commercial debt, $30 million in fiduciary accounts and a commitment to invest $25 million with our private bank.
•	Julie Curran, our west district executive, coaches her team on the importance of well-coordinated and customer-focused referrals. Her team excels because generating referrals is an ongoing focus in everything they do. As an example, Marianna Roszkowska on Julie’s team identified a retail customer who also owns a technology company. Through her resourcefulness and commitment to adding value to customer relationships, the banker helped to build a single auto loan transaction into a broad relationship including a trust, a private banking investment and commercial lending.
Building and deepening relationships is at the core of what we do and an important part of driving our overall growth. As we further strengthen our ability to generate referrals to grow our business, the examples above highlight the practices that can help drive new business:
•	Consistently keep lines of communications open with all customers
•	Build trust with every customer interaction
•	Listen carefully and actively to customer needs
•	Deliver a high level of customer service and always look for referral opportunities

Using our One Harris intranet site is another resource to enable successful connections that can lead to closed referrals. It has information that will help you deliver results for both our customers and our company.
Please send me your best referral stories. It’s important to share our wins — your successes inspire me and your colleagues.
Thank you again for everything you do for our customers and communities.
Ellen
Additional information for shareholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.